UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MYOMO, INC.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

62857J201

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 9

CUSIP No. 62857J201

1.	Name of Reporting Person: MUST Asset Management Inc. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 461,551
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 461,551
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 461,551
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  6.73%*

*The percentage is calculated based upon total outstanding shares of 6,859,803, as of November 3, 2021, as set forth in the Issuer’s Form 10-Q, filed on November 10, 2021.

12.	Type of Reporting Persons (See Instructions): IA

Schedule 13G	Page 3 of 9

CUSIP No. 62857J201

1.	Name of Reporting Person: MUST Holdings Inc. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 461,551* * MUST Holdings Inc. is the 100% shareholder of MUST Asset Management Inc.
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 461,551* * MUST Holdings Inc. is the 100% shareholder of MUST Asset Management Inc.
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 461,551
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  6.73%*

*The percentage is calculated based upon total outstanding shares of 6,859,803, as of November 3, 2021, as set forth in the Issuer’s Form 10-Q, filed on November 10, 2021.

12.	Type of Reporting Persons (See Instructions): HC

Schedule 13G	Page 4 of 9

CUSIP No. 62857J201

1.	Name of Reporting Person: Dooyong Kim I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 461,551* * Dooyong Kim is a 49.5% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Asset Management Inc.
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 461,551* * Dooyong Kim is a 49.5% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Asset Management Inc.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 461,551* * Dooyong Kim is a 49.5% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Asset Management Inc
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  6.73%*

*The percentage is calculated based upon total outstanding shares of 6,859,803, as of November 3, 2021, as set forth in the Issuer’s Form 10-Q, filed on November 10, 2021.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 5 of 9

CUSIP No. 62857J201

1.	Name of Reporting Person: Eunmi Koo I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 461,551* * Eunmi Koo is a 49.5% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Holdings Inc
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 461,551* * * Eunmi Koo is a 49.5% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Holdings Inc.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 461,551* * Eunmi Koo is a 49.5% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Holdings Inc.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  6.73%*

*The percentage is calculated based upon total outstanding shares of 6,859,803, as of November 3, 2021, as set forth in the Issuer’s Form 10-Q, filed on November 10, 2021.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 6 of 9

Item 1. (a)	Name of Issuer:

  MYOMO, INC.

Item 1. (b)	Address of Issuer’s Principal Executive Offices:

  137 Portland St., 4th Floor, Boston, Massachusetts

Item 2. (a)	Names of Persons Filing:

  1. MUST Asset Management Inc.

  2. MUST Holdings Inc.

  3. Dooyong Kim

  4. Eunmi Koo

  (each of the above, the “Reporting Persons”)

This statement relates to Common Stock in MYOMO, INC. held for the accounts of: The First MUST Private Fund, The Second MUST Private Fund, The Third MUST Private Fund, The Fourth MUST Private Fund, The Fifth MUST Private Fund, The Sixth MUST Private Fund, and The Eighth MUST Private Fund, each a private investment trust organized under the laws of the Republic of Korea, and collectively referred to herein as “the MUST Private Funds”. MUST Asset Management Inc. serves as general partner and investment advisor to each of the MUST Private Funds, and is a wholly-owned subsidiary of MUST Holdings Inc., of which Dooyong Kim and Eunmi Koo are the shareholders (each owning 49.5% of the shares of MUST Holdings Inc.). Dooyong Kim is the chief executive officer of MUST Asset Management Inc., and Eunmi Koo is the chief executive officer of MUST Holdings Inc. In its capacity as general partner and investment advisor to each of the MUST Private Funds, MUST Asset Management Inc. may be deemed to have voting and dispositive power over the Common Stock held for the accounts of each of the MUST Private Funds.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Schedule 13G filed by the Reporting Persons on May 11, 2021. with respect to the Common Stock of MYOMO, INC. (the “Schedule 13G”), and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business address for each Reporting Person is:

3F, Lynn Square

39, Eonju-ro 30-gil

Gangnam-gu

Seoul, Republic of Korea

Item 2. (c)	Citizenship:

MUST Asset Management Inc. and MUST Holdings Inc. are organized under the laws of Republic of Korea. Dooyong Kim and Eunmi Koo are citizens of the Republic of Korea.

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 62857J201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Schedule 13G	Page 7 of 9

Item 4.	Ownership

The information set forth in rows 5 through 11 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2022

MUST ASSET MANAGEMENT INC.

By:	/s/ Dooyong Kim
Name:	Dooyong Kim
Title:	Chief Executive Officer

MUST HOLDINGS INC.

By:	/s/ Eunmi Koo
Name:	Eunmi Koo
Title:	Chief Executive Officer

DOOYONG KIM

By:	/s/ Dooyong Kim
Name:	Dooyong Kim

EUNMI KOO

By:	/s/ Eunmi Koo
Name:	Eunmi Koo

Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99.A	Joint Filing Agreement, dated May 11, 2021 entered into by MUST Asset Management Inc., MUST Holdings Inc., Dooyong Kim and Eunmi Koo, incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on May 11, 2021